UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

HOME DIAGNOSTICS, INC.
(Name of Subject Company)
HOME DIAGNOSTICS, INC.
(Name of Person Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
437080104
(Cusip Number of Class of Securities)
Peter Ferola, Esq.
Vice President and General Counsel
Home Diagnostics, Inc.
2400 NW 55th Court
Fort Lauderdale, Florida 33309
(954) 677-9201
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)
With copies to:

Clifford E. Neimeth, Esq.	Edwin T. Markham, Esq.
Greenberg Traurig, LLP	Satterlee Stephens Burke & Burke LLP
MetLife Building	230 Park Avenue
200 Park Avenue	New York, New York 10169
New York, New York 10166	(212) 818-9200
(212) 801-9383
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE
Contacts:

Home Diagnostics, Inc.
Investors:
Ronald L. Rubin
Chief Financial Officer
Home Diagnostics, Inc.
(954) 332-2128
The Ruth Group
Zack Kubow (investors)
Jason Rando (media)
(646) 536-7020 / 7025
zkubow@theruthgroup.com
jrando@theruthgroup.com
Nipro Corporation
Luis Candelario
President
Nipro Medical Corporation
(305) 599-7174

HOME DIAGNOSTICS, INC. AGREES TO BE ACQUIRED BY NIPRO CORPORATION; COMPANIES SIGN DEFINITIVE AGREEMENT
Nipro Corporation to Commence All-Cash Tender Offer at $11.50 per share for 100% of Home Diagnostics’ Outstanding Shares
FORT LAUDERDALE, FLORIDA USA AND OSAKA, JAPAN – February 3, 2010 – Home Diagnostics, Inc. (NASDAQ: HDIX), a leading manufacturer and marketer of diabetes testing supplies, announced today that it signed a definitive merger agreement with Nipro Corporation (Tokyo Stock Exchange and Osaka Stock Exchange Ticker Code 8086), a global manufacturer and distributor of medical devices, pharmaceutical products and medical and glass products headquartered in Osaka, Japan, under which Nipro will acquire all outstanding shares of Home Diagnostics’ common stock, $.01 par value, for a cash purchase price of $11.50 per share (or aggregate consideration of approximately $215 million). The offer price represents an approximately 90% premium to the closing price of Home Diagnostics’ common stock on February 2, 2010, and an approximately 83% premium to Home Diagnostics’ average closing price for the preceding 90 days.
     The two-step acquisition will be effected by means of a first-step, cash tender offer commenced by a wholly-owned subsidiary of Nipro for all of the outstanding shares of Home Diagnostics’ common stock, at $11.50 net per share in cash, followed by a second-step merger in which untendered Home Diagnostics’ shares will be acquired at the same $11.50 net cash price per share. All Home Diagnostics’ stock options and stock appreciation rights will receive cash equal to the excess, if any, of $11.50 over their exercise price.
     The transaction has been approved by Nipro and the board of directors of Home Diagnostics. The tender offer, which will remain open for a minimum of 20 business days, subject to certain extensions as required by applicable law and the terms of the merger agreement, is subject to certain conditions, including the valid tender and acceptance for payment in the tender offer of a majority of the fully diluted Home Diagnostics common stock, the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Act, and other customary conditions. The tender offer is not subject to a financing condition.
     Certain stockholders of Home Diagnostics, owning in the aggregate approximately 15% of Home Diagnostics’ outstanding common stock, have committed to tender their shares in the offer. Home Diagnostics has also granted Nipro a “top-up” option exercisable under certain circumstances to enable Nipro to own 90% of the fully diluted Home Diagnostics common stock and complete the second step of its acquisition of Home Diagnostics by means of a “short form” merger not requiring approval by Home Diagnostics’ stockholders. Nipro has also reserved the right to commence a “subsequent offering period” following the expiration of the initial tender offer period if Nipro then owns less than 90% of the fully diluted Home Diagnostics common stock.
     The merger agreement permits Home Diagnostics’ board, under certain circumstances prior to the completion of the Offer, to enter into discussions and negotiations and furnish information to third parties who submit to Home Diagnostics unsolicited acquisition proposals which Home Diagnostics’ board of directors determines to be reasonably likely to lead to a superior offer and, thereafter, to terminate the transaction with Nipro and enter into a definitive agreement providing for a superior offer, subject to Nipro’s right to match or improve the terms of any such superior offer and further subject to the payment to Nipro of a $6,500,000 termination fee or reimbursement of certain of Nipro’s out of pocket expenses in other circumstances.
     Joseph Capper, President and CEO of Home Diagnostics, said, “First and foremost, we are pleased to announce this transaction which provides a substantial current cash premium to our stockholders. We believe this transaction is also beneficial to our customers and suppliers because it greatly enhances Home Diagnostics’ capabilities by expanding our product offering and aligning our business with a global healthcare company.”
     The parties expect the tender offer to commence on or about February 10, 2010. The tender offer will remain open for 20 business days from commencement, subject to extension under certain circumstances as required by applicable law and the terms of the merger agreement. Subject to the satisfaction of the conditions to the tender offer, the offer is expected to be consummated prior to the end of the first quarter of 2010.
     With respect to the transactions, Raymond James Financial, Inc. is acting as financial advisor to Home Diagnostics; Satterlee Stephens Burke & Burke LLP is acting as legal advisor to Home Diagnostics; and Greenberg Traurig, LLP is acting as special M&A counsel to Home Diagnostics. Baker & McKenzie LLP is acting as legal advisor to Nipro Corporation.
About Home Diagnostics
     Based in Fort Lauderdale, Florida, Home Diagnostics (NASDAQ: HDIX) is a leading developer, manufacturer and marketer of diabetes management products. Home Diagnostics offers a portfolio of high-quality blood glucose monitoring systems that spans the spectrum of features and benefits to help every person with diabetes better monitor and manage their disease. The Home Diagnostics product line includes TRUE2go™, TRUEresult®, TRUEtrack®, TRUEbalance™, Sidekick®, TRUEread® and Prestige IQ® blood glucose monitoring systems. The products are available in more than 45,000 pharmacies throughout the U.S. Home Diagnostics is the exclusive co-brand supplier of blood glucose monitoring systems for leading pharmacies including CVS, Rite Aid and Walgreens, as well as distributors such as AmerisourceBergen, Cardinal Health, McKesson, Invacare and Liberty Medical. Home Diagnostics was named one of Forbes magazine’s “200 Best Small Companies” in 2008, and in 2009 received several recognitions for the company’s TRUE2go blood glucose meter, including a Medical Design Excellence Award (MDEA) and a Gold Award in the Medical/Test Equipment category as part of appliance DESIGN Magazine’s 22nd Annual Excellence in Design (EID) Awards Competition. For more information please visit www.homediagnostics.com.
About Nipro Corporation
     Nipro Corporation (Tokyo Stock Exchange and Osaka Stock Exchange Ticker Code 8086), founded in 1954, is engaged directly and through its subsidiaries principally in the development, manufacture and sale of medical devices, pharmaceutical products and medical and glass products. Nipro’s medical device division is engaged in the manufacture and sale of medical devices and its related products, the development, manufacture and sale of cell culturing-related products, as well as the development and sale of diabetes-relates products. Nipro’s pharmaceutical division is engaged in the research, manufacture and sale of pharmaceuticals, such as blood derivatives. The instrument division of Nipro manufactures and sells glass pipes and other glass products, including the inner bottles of thermos bottles. Nipro and its subsidiaries also sell medical device manufacturing equipment and conduct real estate leasing and non-life insurance agency businesses. For more information please visit www.nipro.co.jp.
Important information
     The tender offer described in this press release has not yet commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Home Diagnostics. At the time the tender offer is commenced, Nipro and its wholly-owned subsidiary intend to file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Home Diagnostics intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Nipro, its wholly-owned subsidiary and Home Diagnostics intend to mail these documents to the stockholders of Home Diagnostics. These documents will contain important information about the tender offer and stockholders of Home Diagnostics should read them carefully when they become available before any decision is made with respect to the tender offer. Stockholders of Home Diagnostics will be able to obtain a free copy of these documents (when they become available) and other documents filed by Home Diagnostics with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders of Home Diagnostics will be able to obtain a free copy of these documents (when they become available) from Home Diagnostics by contacting Home Diagnostics, Inc. at 2400 N.W. 55th Court, Ft. Lauderdale, FL 33309, attention Peter Ferola, General Counsel.
     None of the information included on any internet website maintained by Nipro Corporation, Home Diagnostics or any of their affiliates, or any other internet website linked to any such website, is incorporated by reference or otherwise made a part of in this press release
Forward-looking statements
     The statements made in this press release which are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As a result of a number of factors, our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause our actual results to differ materially from those in the forward-looking statements include, without limitation:

(i) the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied, (ii) changes in Home Diagnostics’ business during the period between the date of this press release and the closing, including possible disruption from the transaction making it more difficult for Home Diagnostics to maintain relationships with its customers, suppliers, employees, other business partners or governmental entities, (iii) obtaining regulatory approvals (if required) for the transaction, (iv) the risk that the transaction will not be consummated on the terms or timeline first announced, and (v) those factors set forth under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2008. The forward-looking statements are made only as of the date of press release. Except as otherwise required by law, Nipro and Home Diagnostics each specifically disclaim any obligation to update any of these forward looking statements.
     TRUE2go, TRUEresult, TRUEbalance, TRUEtrack, Sidekick, TRUEread, Prestige IQ, TRUEfill and TRUEtest are trademarks of Home Diagnostics. All other trademarks are property of their respective owners.
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